EXHIBIT 4.9

AMENDMENT AGREEMENT

This amendment agreement (the “Agreement”) is made as of December 17, 2008, by and between Javo Beverage Company, Inc. and the parties as are listed on Exhibit A hereto.

RECITALS

WHEREAS, Javo Beverage Company, Inc. (the “Company”) entered into that certain Securities Purchase Agreement dated as of December 14, 2006, pursuant to which the Company issued on December 15, 2006, senior convertible notes comprising an original aggregate principal amount of $21,000,000.76 (the “Notes”), and Series A, B, & C warrants (collectively, the “Warrants”) as currently held by the parties listed on Exhibit A (the “Holders”), and contemporaneously entered into a registration rights agreement, dated as of December 15, 2006, (the “RRA” and the documents evidencing the foregoing transaction referred to collectively as the “Transaction Documents”).

WHEREAS, the Company and the Holders wish to amend the Notes and agree to certain other terms and conditions as provided herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual obligations in this Agreement the parties hereto agree as follows:

1. The Notes shall be amended as follows:

1.1. Negotiated Redemption. The Notes shall be amended to add a new Section 32 as follows:

(32) NEGOTIATED REDEMPTION AT THE COMPANY’S ELECTION.
a.
General. Beginning on December 12, 2008, through and including January 31, 2009 (the “Negotiated Redemption Period”), the Company shall have the right to redeem all or any portion of the Notes then outstanding pursuant to this Section 32 pro rata among the Holders (any such redemption a “Negotiated Redemption”). The portion of the Notes subject to redemption pursuant to this Section 32 shall be redeemed by the Company in cash only at a price equal to (i) 72% (the “Negotiated Principal Percentage”) of the principal amount being redeemed (the “Redeemed Principal”) plus (ii) any accrued and unpaid interest on the Redeemed Principal. For any Negotiated Redemption, the percentage of outstanding principal redeemed as expressed by the Redeemed Principal divided by the then outstanding principal shall be referred to as the “Negotiated Redemption Percentage.” The Holders agree that in no event shall any Series C Warrants become exercisable as a result of a Negotiated Redemption. In the event that, upon the expiration of the Negotiated

Redemption Period, the Company has made aggregate Negotiated Redemptions of less than 50% of the aggregate principal outstanding under the Notes as of December 11, 2008, then the aggregate principal amount redeemed shall be decreased such that the Negotiated Principal Percentage shall equal 77% instead of 72%; provided further that the Negotiated Redemption Period shall be extended by thirty (30) days and any additional Negotiated Redemptions during such extended period shall be priced at such increased Negotiated Principal Percentage of 77%.

b.
Minimum Negotiated Redemption by Company. On or before December 31, 2008, the Company shall redeem a minimum of 10% of the aggregate principal of the Notes outstanding as of December 12, 2008, pro rata among the Holders pursuant to this Section 32 (the “Minimum Redemption”). As to such Minimum Redemption only and provided that the Negotiated VWAP as defined below is equal to or greater than $0.05, the Holder may, at its sole option, elect in writing to the Company to receive the Negotiated Redemption Payment in the form of Common Stock in lieu of cash subject to the provisions below in Section 32c. In the event that the Company fails to pay the Minimum Redemption when due, then any principal amount redeemed pursuant hereto prior to such failure shall be reduced such that the Negotiated Principal Percentage is 95% and any subsequent Negotiated Redemptions to the extent in satisfaction of the Minimum Redemption shall be priced at such 95% Negotiated Principal Percentage.

c.
Notices and Payment/Delivery. For any Negotiated Redemption in full or partial satisfaction of the Minimum Redemption, the Company shall provide not less than 5 Business Days prior notice of the planned redemption to the Holders; provided that the final such notice in satisfaction of the Minimum Redemption shall be delivered on or before December 22, 2008 (any such notice a “Minimum Redemption Notice”). On or before the fourth Business Day following delivery of a Minimum Redemption Notice by the Company, each of the Holders shall notify the Company of its election, to the extent applicable, to receive payment in the form of Common Stock. If no notice is delivered in writing, payments shall be made in cash. Common Stock required to be delivered pursuant to a Negotiated Redemption shall be delivered on or before the sixth Business Day following delivery of a Minimum Redemption Notice and shall be valued at a per share price equal to the arithmetic average of the Weighted Average Price of the Common Stock on each of the twenty (20) consecutive Trading Days ending two (2) Trading Days prior to the date of delivery by the Company of such Minimum Redemption Notice (the “Negotiated VWAP”). Negotiated Redemptions to be paid in the form of cash shall be due as to the Minimum Redemption on or before December 30, 2008, and as to all other Negotiated Redemptions, on or before January 31, 2009. For Negotiated Redemptions to be paid in the form of Common Stock, such Common Stock shall be due and delivered on or before December 30, 2008, to each Holder for which the Company would be, pursuant to Section 9(f) of the Securities Purchase Agreement, deemed to have received notice on or before December 26, 2008, of such election to receive Common Stock.

1.2.
Permitted Redemption. The following shall be inserted at the end of the last sentence of Section 16(e) of the Notes: “; provided further that the Company may repurchase or redeem any or all of the Notes or Warrants with the written consent of the Required Holders provided that such redemption is offered on a pro-rata basis among all Holders upon the same terms and conditions.”

1.3.
Investor Put. The Holder Optional Conversion/Redemption Period in Section 10 of the Notes shall be changed from “January 1, 2010, through and including March 1, 2010”, to “April 1, 2010, through and including June 1, 2010”.

1.4.
January 1, 2009, Installment Date. The following sentence shall be inserted at the end of Section 8(a) of the Notes: “Notwithstanding anything in the Notes to the contrary, as to the Installment Amounts due on January 1, 2009, and February 1, 2009, only, the Company may elect to pay such Installment Amounts in the form of Common Stock as a Company Conversion pursuant to Section 8 of the Notes; provided that the minimum required average Volume Weighted Average Price as provided above in this Section 8(a) for any such Company Conversion shall be $0.05 instead of $0.60.”

2.
Waiver of Right of Participation. During the Negotiated Redemption Period, the Holders agree to waive their rights and the Company’s obligations pursuant to Section 4(n)(iii) of the Securities Purchase Agreement.

3.
Waiver of Anti-dilution. During the Negotiated Redemption Period, as defined in the Notes, as amended, the Holders agree to waive their rights and the Company’s obligations pursuant to Section 2 of the Warrants and Section 7 of the Notes, subject to the following; (i) to the extent that any Notes or Warrants remain outstanding following the Negotiated Redemption Period, the provisions waived by this Section 3 shall be applied retroactively for the period of waiver as to such remaining Notes or Warrants. Notwithstanding anything in this Section 3 to the contrary, at any time during the Negotiated Redemption Period, in the event that a Warrant holder elects to exercise all or part of its Warrants, the provisions waived hereby shall be applied retroactively to the extent exercised.

4.
Warrant Purchase. For each Negotiated Redemption the Company makes pursuant to the Note as amended above, the Company agrees to simultaneously purchase and the Holders agree to simultaneously sell a number of their Warrants (pro rata across the Series A, B & C Warrants) equal to the Negotiated Redemption Percentage multiplied by the number of each Series of Warrant held. As to each Holder, the purchase price for all Series of Warrants purchased in the aggregate pursuant hereto shall be an amount equal to 5% of the Redeemed Principal multiplied by such Holder’s pro rata share of the aggregate principal of the Notes. By way of illustration only, if the Company redeemed 50% of an aggregate outstanding principal amount of the Notes of $12,000,000 for a payment of $4,320,000 (72% of $6,000,000), then the Company would simultaneously purchase 50% of each of the Series A, B & C Warrants for an amount equal to 5% of $6,000,000 or $300,000. Any purchase price for Warrants due hereunder shall be due and payable by the Company to the respective Holders concurrently with the payment of the Negotiated Redemption price that triggers such Warrant purchase. Provided further, that to the extent any Negotiated Redemption is due in Common Stock, the Warrant purchase price shall also be due in Common Stock.

5.     Miscellaneous.

5.1.
Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

5.2.
Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

5.3.
Effectiveness. Pursuant to the Notes and the Warrants, this Agreement shall serve as written consent of and be effective as to and binding on all Holders upon execution by Holders representing at least 2/3rds of the aggregate principal currently outstanding under all Notes and as to the Warrants upon execution by Holders representing at least the majority of Common Stock underlying the Warrants currently outstanding.

5.4.	Definitions. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Transaction Documents.

5.5.
Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

5.6.
Waiver of Default. The Holders hereby agree that the negotiation, entering into, and performance of this Agreement does not and shall not constitute a default or event of default under the Transaction Documents including without limitation a breach of the covenants in Section 12: Noncircumvention of the Notes and Section 5: Noncircumvention of the Warrants. The Holders hereby waive any defaults or events of default under the Transaction Documents by the Company known to them as of the date hereof.

5.7.
Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein and, except as specifically set forth herein, none of the parties makes any representation, warranty, covenant or undertaking with respect to such matters. To the extent that this Agreement conflicts with any of the provisions of the Transaction Documents, this Agreement shall prevail. No provision of this Agreement may be amended other than by an instrument in writing signed by the parties hereto. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

5.8.
Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

5.9.	Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned Holders and the Company have caused their respective signature page to this Amendment Agreement to be duly executed as of the date first written above.

COMPANY: JAVO BEVERAGE COMPANY, INC. By: /s/ Cody C. Ashwell Name: Cody C. Ashwell Title: Chairman & CEO

IN WITNESS WHEREOF, the undersigned Holders and the Company have caused their respective signature page to this Amendment Agreement to be duly executed as of the date first written above.

HOLDERS: CAPITAL VENTURES INTERNATIONAL By: /s/ Martin Kobinger Name: Martin Kobinger Title: Investment Manager

IN WITNESS WHEREOF, the undersigned Holders and the Company have caused their respective signature page to this Amendment Agreement to be duly executed as of the date first written above.

HOLDERS: FORT MASON MASTER, LP FORT MASON PARTNERS, LP By: /s/ Dan German Name: Dan German Title: Managing Member, Fort Mason Capital, LLC

IN WITNESS WHEREOF, the undersigned Holders and the Company have caused their respective signature page to this Amendment Agreement to be duly executed as of the date first written above.

HOLDERS: ENABLE GROWTH PARTNERS, LP ENABLE OPPORTUNITY PARTNERS, LP PIERCE DIVERSIFIED STRATEGY MASTER FUND, LLC By: /s/ Brendan O'Neil Name: Brendan O’Neil Title: President and CIO

Exhibit A
Holder	% of Aggregate Principal of the Notes
Capital Ventures International LP	28.57%
Fort Mason Master, LP	24.60%
Fort Mason Partners, LP	1.59%
JGB Capital Offshore, Ltd.	5.95%
JGB Capital, LP	5.95%
Scoggin International Fund, Ltd.	5.95%
Scoggin Capital Management, LP II	5.95%
Enable Growth Partners LP	18.21%
Enable Opportunity Partners LP	2.14%
Pierce Diversified Strategy Master Fund LLC	1.07%